NEWS

Starfield Resources Announces First Core Assay Results From 2008 Exploration Program

Toronto, Ontario - August 27, 2008 - Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today announced assay results of core samples from the first 10 diamond drill holes of the Company’s Ferguson Lake Project 2008 drill program.

“We are very pleased with the results,” said André Douchane, President and Chief Executive Officer.  “We continue to find copper, nickel and cobalt mineralization exactly where it was predicted to be, and the team is doing a great job upgrading the mineral resource calculation.”

Starfield’s current resource totals 44.2 million tonnes, of which 15.3 million tonnes is listed in the indicated category.  The Company’s goal is to add approximately 15.0 million more tonnes to the indicated category over the next two years.

The 10 holes total 3,662 metres of drilling, all of which was performed in the West Zone of the Ferguson Lake property.

“The assays provide no surprises,” said Ray Irwin, Vice President of Exploration.  “The results show strong continuity between existing holes in the West Zone and they extend the massive sulfide lenses encountered in previous exploration.  We also see that the mineralization is open at depth.”

The additional platinum group elements identified in the current results are being investigated further with mineralization studies and check assays.

The 2008 program began in April with two drilling rigs working at Ferguson Lake, in the West Zone and North Zone.  To date, crews have drilled a total of 12,235 metres comprising 33 holes, of which 28 were completed to the planned depth.  Of the 28 holes, 24 were in the West Zone and four were in the North Zone.

The assay results from the 10 holes are set out in Table 1 below.

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Hole No.	From (m)	To (m)	Interval (m)	Pt (g/t)	Pd (g/t)	Cu	Ni	Co
FL08-376	54.50	63.50	9.00	0.02	1.48	0.85%	0.60%	0.070%
FL08-377	71.49	77.24	5.75	0.10	0.71	0.86%	0.30%	0.050%
	198.62	200.10	1.48	0.20	4.01	0.13%	0.54%	0.050%
FL08-381	73.00	77.90	4.90	ND	ND	0.33%	0.03%	0.008%
FL08-382	87.45	93.60	6.15	0.16	1.88	0.88%	1.08%	0.120%
FL08-383	67.10	76.50	9.40	0.28	1.96	1.41%	0.72%	0.080%
	77.50	87.30	9.80	0.35	2.42	1.42%	0.94%	0.090%
	176.00	177.50	1.50	3.35	3.95	ND	ND	ND
FL08-384	84.90	101.00	16.10	0.34	2.21	1.44%	0.84%	0.090%
	204.50	206.00	1.50	3.12	1.89	0.01%	0.02%	0.003%
FL08-385	73.47	81.50	8.03	0.06	1.18	1.55%	0.60%	0.060%
FL08-386	61.96	64.90	2.94	0.16	1.23	0.89%	0.64%	0.070%
	92.82	95.70	2.88	0.18	0.80	1.44%	0.12%	0.020%
	131.28	143.25	11.97	0.25	2.83	1.06%	1.03%	0.120%
	210.55	211.81	1.26	0.22	2.28	0.07%	0.24%	0.030%
FL08-387	86.50	92.00	5.50	0.30	2.00	1.32%	0.86%	0.100%
FL08-389	96.32	97.24	0.92	0.29	2.80	0.90%	1.20%	0.120%
	131.00	138.47	7.47	0.18	2.15	0.90%	0.87%	0.100%
	153.24	154.70	1.46	1.67	20.68	ND	ND	ND
	265.20	267.00	1.80	0.82	6.68	0.39%	0.48%	0.060%

Table 1 - Assay results from initial 10 holes drilled in 2008 exploration program at Ferguson Lake property. (ND means non-detectable. The intervals listed are drill core lengths and do not necessarily depict true width.)

The primary objective of the 2008 program was to upgrade the mineral resource calculation by drilling approximately 10,000 metres of core and further investigate the low-sulfide, high-grade platinum/palladium occurrences.  With that objective completed, crews are currently drilling three additional 900 metre core holes in an effort to further delineate the down plunge of the West Zone extension.  The program is scheduled to continue drilling the West Zone and several strong outlying anomalies until late fall.

The drill rig in the North Zone is currently finishing its last hole and is preparing to move 20 kilometres to Y Lake in early September.  Y Lake is a very large geophysical anomaly with surface mineralization located in the southern part of Starfield’s 1.3 million acre claim block.

The Company continues to experience a turnaround time of 10 weeks for assay results and it now appears this slower processing time will continue for the balance of 2008.

Starfield’s diamond drilling, logging and sampling was overseen and carried out by Ray Irwin, BSc, P.Geo, a Qualified Person in accordance with NI 43-101, who has reviewed this news release.  The samples were prepared at Acme Analytical Laboratory Ltd. facilities in Yellowknife and shipped to Acme’s laboratory in Vancouver for analysis.  Check assays were performed by SGS in Lakefield, Ontario.

About Starfield
Starfield Resources Inc. is an advanced exploration and emerging early stage development company focused on its Ferguson Lake Nickel-Copper-Platinum-Palladium- Cobalt property in Nunavut, Canada.  The property is emerging as Nunavut's largest ongoing base and precious metal project. Starfield has funded the development of a novel, environmentally friendly and energy-efficient hydrometallurgical flowsheet to recover metals from its Ferguson Lake massive sulphides.

For further information contact:

Connie Anderson Investor Relations Starfield Resources Inc. 416-860-0400 ext. 228 canderson@starfieldres.com	André J. Douchane President and CEO Starfield Resources Inc. 416-860-0400 ext. 222 adouchane@starfieldres.com	Greg Van Staveren Chief Financial Officer Starfield Resources Inc. 416-860-0400 gvanstaveren@starfieldres.com

www.starfieldres.com

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